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Exhibit 99.9

No. 3236483

THE COMPANIES ACT 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

IMPERIAL TOBACCO GROUP PLC ("the Company")

        At the Annual General Meeting of the Company duly convened and held at The Bristol Marriott Hotel City Centre, 2 Lower Castle Street, Old Market, Bristol, BS1 3AD on 3 February 2004 the following Resolutions were passed as Ordinary and Special Resolutions

ORDINARY RESOLUTIONS

1.
THAT, in accordance with Article 86 of the Articles of Association of the Company, the maximum number of Directors of the Company be and is hereby increased from 12 to 16.

2.(a)
THAT the Company and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(b)
THAT Imperial Tobacco Limited and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(c)
THAT Imperial Tobacco International Limited and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(d)
THAT Van Nelle Tabak Nederland B.V. (incorporated in The Netherlands) and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(e)
THAT John Player & Sons Limited (incorporated in the Republic of Ireland) and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(f)
THAT Reemtsma Cigarettenfabriken GmbH (incorporated in Germany) and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(g)
THAT Compagnie Indépendante des Tabacs S.A. (incorporated in Belgium) and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

  For the purpose of this Resolution, "Act" means the Companies Act 1985 (as amended by the Political Parties Election and Referendum Act 2000) and "Donation", "EU political organisation" and "EU political expenditure" have the meanings ascribed thereto in Part XA of the Act.

3.
THAT the authorisation given to the Board to grant options to employees resident in France of any Group Company under the Imperial Tobacco Group International Sharesave Plan, that are capable of benefiting from any available preferential tax and social security treatment, be and is hereby renewed for a period of 38 months from the date of the Annual General Meeting.

4.
THAT the Directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of £24,300,000. This authority shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 1 August 2005, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTIONS

1.
THAT the Directors be and are hereby generally and unconditionally empowered to allot equity securities (as defined in Section 94 of the Act) whether for cash pursuant to the authority conferred by Resolution 14 or otherwise in the case of treasury shares (as defined in Section 162(3) of the Act), in each case as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i)
the allotment of equity securities in connection with a rights issue, open offer and other pro rata issue in favour of holders of equity securities where the equity securities respectively attributable to the interest of all such shareholders are proportionate (or as nearly as may be) to the respective number of equity securities held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or legal or practical problems arising under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

(ii)
the allotment (otherwise than pursuant to sub-paragraph (i)) of equity securities up to a maximum nominal amount of £3,645,000.

  This power shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 1 August 2005, unless previously renewed, varied or revoked by the Company in general meeting, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

2.
THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the share capital of the Company ("Ordinary Shares") provided that:

(i)
the maximum number of Ordinary Shares hereby authorised to be acquired is 72,900,000;

(ii)
the minimum price which may be paid for any such share is 10 pence (exclusive of expenses);

(iii)
the maximum price which may be paid for any such share is an amount (exclusive of expenses) equal to 105 per cent of the average of the middle market quotations, or the market values, for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately proceeding the day on which the Ordinary Share is contracted to be purchased; and

  (iv)
  the authority hereby conferred shall, unless previously revoked or varied, expire at the conclusion of the next Annual General Meeting of the Company to be held in 2005 or, if earlier, on 1 August 2005 save that the Company may make a contract to purchase Ordinary Shares before such expiry and may make a purchase of Ordinary Shares in pursuance of any such contract which will or may be executed wholly or partly thereafter.

BY ORDER TO THE BOARD
SECRETARY

Dated: 5 February 2004

Registered Office:	P O Box 244 Upton Road Bristol BS99 7UJ

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  Exhibit 99.9
THE COMPANIES ACT 1985 AND 1989 PUBLIC COMPANY LIMITED BY SHARES IMPERIAL TOBACCO GROUP PLC ("the Company")
ORDINARY RESOLUTIONS
SPECIAL RESOLUTIONS